Exhibit 99.1

China Housing & Land Development Inc. Announces
First Quarter 2015 Financial Results

Xi’an, China – May 14, 2015-- China Housing & Land Development, Inc. (“China Housing” or the “Company”; NASDAQ: CHLN) today announced its financial results for the quarter ended March 31, 2015.

Highlights for Q12015:

•	Total revenue in the first quarter of 2015 was $23.8 million compared to$44.9 million in the fourth quarter of 2014 and $22.0 million in the first quarter of 2014.

•	Total gross floor area (“GFA”) sales were 26,771 sq. meters during the first quarter of 2015, compared with 30,888 sq. meters in the fourth quarter of 2014 and 20,416 sq. meters in the first quarter of 2014.

•	Average residential selling price (“ASP”) in the first quarter of 2015 was RMB5,747, compared with RMB4,736 in the fourth quarter of 2014, and RMB5,919 in the first quarter of 2014.

•	Gross profit was$3.9 million in the first quarter of 2015 compared to $(2.8) million in the fourth quarter of 2014 and $5.3 million in the first quarter of 2014. Gross margin in the first quarter 2015 was 16.2%, compared with (6.2)% in the fourth quarter of 2014and 24.1% in the first quarter of 2014.

•	SG&A expenses as a percentage of total revenue was 13.6%, compared to 12.5% in the fourth quarter of 2014 and18.1% in the first quarter of 2014.

•	Operating loss was $205 thousand in the first quarter of 2015 compared to operating loss of $15.7 million in the fourth quarter of 2014, and operating loss of $768 thousand in the first quarter of 2014.

•	Net loss attributable to the Company in the first quarter of 2015 was $479 thousand, or $(0.07) per diluted share, compared to net loss of $16.1 million, or $(2.31) per diluted share, in the fourth quarter of 2014 and $774 thousand, or $(0.11) per diluted share, in the first quarter of 2014.

Mr. Pingji Lu, China Housing’s Chairman, commented, “The market environment for the 2015 first quarter remained challenging. While our contract sales exceeded our quarterly forecast primarily due to an increase in GFA sales, our profitability was impacted as we lowered prices. Based on first quarter 2015 data from E-house, in the first quarter of 2015, GFA sales in Xi’an decreased 14% over the same period last year and inventory in the Xi’an residential market rose to 36 million square meters from 30 million square meters in the fourth quarter of 2014. It will take time for market conditions to improve particularly as we expect local market competition to remain intense until inventory levels decline. To accelerate cash collection, we launched more housing unit sales promotions and sold more car parking spaces during the quarter.”

“On a macro level, the chinese government has implemented policies to stabilize the housing sector and support property demand, including lowering the deposit reserve ratio by home buyers and lowering the down payment requirement for second home mortgages. We believe these initiatives will stabilize and instill greater confidence in the market. For the remainder of this year, we will concentrate on reducing our unit inventory at existing projects and driving pre-sales of new projects including Golden Bay, Park Plaza Phase II and Ankang Project Phase II projects, as market conditions improve.”

Total revenue in the first quarter of 2015 decreased 47.0% to $23.8 million from $44.9 million in the fourth quarter of 2014 and increased 8.2% from $22.0 million in the first quarter of 2014. Other revenue in the first quarter of 2015 was $3.1 million, compared to $9.1 million in the fourth quarter of 2014 and $6.2 million in the first quarter of 2014.

In the first quarter of 2015, the majority of the Company’s real estate revenue came from its Puhua Phase Three and Four projects, Park Plaza and Ankang projects. 2015 first quarter contract sales totaled $24.4 million compared with $23.8 million in the fourth quarter of 2014and $19.8 million in the first quarter of 2014. GFA sales were 26,771 sq. meters during the first quarter of 2015, compared with 30,888 sq. meters in the fourth quarter of 2014 and 20,416 sq. meters in the first quarter of 2014. The Company’s ASP in the first quarter of 2015 was RMB5,747, compared with RMB4,736 in the fourth quarter of 2014, and RMB5,919 in the first quarter of 2014.

Gross profit for the three months ended March 31, 2015 was $3.9 million, representing an increase of 239% from $(2.8) million in the fourth quarter of 2014 and a decrease of 27.3% from $5.3 million in the first quarter of 2014. Gross profit margin for the three months ended March 31, 2015 was 16.2%, compared to (6.2)% in the fourth quarter of 2014 and the 24.1% in the first quarter of 2014. The year-over-year decrease in gross profit was mainly attributable to the Company’s strategy of accelerating cash collection by launching certain sales promotions and sales of car parking spaces, resulting in lower margin than the same period of last year.

SG&A expense was $3.2 million in the first quarter of 2015, compared with $5.6 million in the fourth quarter of 2014 and $4.0 million in the first quarter of 2014. SG&A expense as a percentage of total revenue was 13.6%, compared with 12.5% in the fourth quarter of 2014 and 18.1% in the first quarter of 2014. The year-over-year decrease in SG&A expense was mainly due to headcount reductions at the end of 2014 as well as greater cost control.

Operating loss in the first quarter of 2015 was $464 thousand, compared to an operating loss of $15.7 million in the fourth quarter of 2014, and operating loss of $205 thousand in the first quarter of 2014. The year-over-year decrease in operating income was mainly due to the launch of certain promotions at the Company’s projects to accelerate cash flow.

Net loss attributable to the Company in the first quarter of 2015 was $479 thousand, or $(0.07) per diluted share, compared to net loss of $16.1 million, or $(2.31) per diluted share, in the fourth quarter of 2014 and $774 thousand, or $(0.11) per diluted share, in the first quarter of 2014.

Sequential Quarterly Revenue Breakout Comparison

Project		Q12015					Q42014
		Contract Sales		ASP	Unsold GFA	POC	Recognized Revenue		GFA Sold
		($)		(RMB)	(m2)		($)		(m2)
Projects Under Construction
Park Plaza Phase One	5,339,926	5,006,835	4,575	6,824	25,928	99.90%	5,913,163	5,090,548	8,843	3,538
Puhua Phase Three	5,892,806	5,767,268	5,986	6,008	42,305	96.25%	13,560,028	6,442,195	7,425	5,333
Puhua Phase Two-East Region	1,761,938	2,604,805	2,218	5,324	80,908	87.4%	4,150,988	4,994,287	5,344	5,744
Ankang Phase One	3,138,004	2,604,805	4,761	3,829	43,036	92.46%	11,088,809	3,583,725	5,525	3,987
Puhua Four	3,588,069	7,927,819	8,119	6,089	116,088	34.50%	849,179	3,455,283	3,443	6,168
Projects Completed

Puhua Phase One	543,674	741,140	673	6,867	9,447	100%	-24,415	-	-	-
Puhua Phase Two-West Region&New Coast Line	345,935	346,234	394	5,480	12,743	100%	160,608	160,608	205	6,168
JunJing III	-	-	-	-	-	-	-	-	-	-
JunJing II Phase One	-	-	-	-	-	-	-	-	-	-
JunJing I	64,143	64,143	45	8,889		100%	226,584	226,584	246	5,655
Other Projects	-	-	-	-	-	100%	-154,247	-154,247	-143	6,621
Other Income	3,147,781	-	-	-	-	-	9,137,336	-	-	-
Total	23,822,277	24,351,546	26,771	5,747	330,455	-	44,908,033	23,798,983	30,888	4,736
Q-o-Q Change	-46.95%	2.32%	-13.33%	21.01%	-	-	62.06%	2.15%	41.90%	-28.21%

Total debt outstanding as of March 31, 2015 was $296.4 million compared with $323.5 million on December 31, 2014. Net debt outstanding (total debt less cash and restricted cash) as of March 31, 2015 was $198.5 million compared with $199.9 million on December 31, 2014. The Company’s net debt as a percentage of total capital (net debt plus shareholders’ equity) was 64.2 percent on March 31, 2015 and 64.4 percent on December 31, 2014.

	Q12015
Projects in Planning	Unsold GFA	First Pre-sales Scheduled
	(m2)
Golden Bay	329,508	2015Q2
Ankang Project-Phase II	170,851	2015Q4
Park Plaza- Phase II	66,155	2015Q4
Textile City	630,000	2016Q2
Total projects in planning	1,196,514

Second Quarter 2015 Outlook

Total contract revenue for the second quarter in 2015 is expected to reach $28 million to $32 million, compared with $44.1 million in the second quarter of 2014. The Company is reporting revenues, which are subject to percentage of completion alterations.

Conference Call Information

Management will host a conference call at 8:30 am ET on May 15, 2015. Listeners may access the call by dialing +1-913-312-0718. To listen to the live webcast of the event, please go to http://public.viavid.com/player/index.php?id=114636. Listeners may access the call replay, which will be available through May 22, 2015, by dialing +1-858-384-5517; passcode: 9273758.

About China Housing & Land Development, Inc.

Based in Xi’an, the capital city of China’s Shaanxi province, China Housing & Land Development, Inc., is a leading developer of residential and commercial properties in northwest China. China Housing has been engaged in land acquisition, development, and management, including the sales of residential and commercial real estate properties through its wholly-owned subsidiary in China, since 1992.

China Housing & Land Development is the first Chinese real estate development company traded on NASDAQ. The Company’s news releases, project information, photographs, and more are available on the internet at www.chldinc.com.

Safe Harbor

This news release may contain forward-looking information about China Housing & Land Development, Inc. which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and China Housing & Land Development’s future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in China Housing’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

China Housing contacts

Ms. Jing Lu

Chief Operating Officer, Board Secretary, and Investor Relations Officer
+86 29.8258.2639 in Xi’an

jinglu@chldinc.com / English and Chinese

Mr. Bill Zima, ICR
+86 10 6583 7511

William.Zima@icrinc.com

China Housing Investor Relations Department

+1 646.308.1285

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Balance Sheets

As of March 31, 2015 and December 31, 2014

	March 31, 2015	December 31, 2014
ASSETS
Cash	$8,260,186	$33,223,127
Cash - restricted	89,709,270	90,328,084
Accounts receivable, net of allowance for doubtful accounts of $580,450 and $579,926, respectively	23,345,523	33,041,324
Other receivables, prepaid expenses and other assets	10,382,084	9,377,150
Real estate held for development or sale	376,101,436	374,083,969
Property and equipment, net	42,824,394	43,383,002
Advance to suppliers	1,368,742	1,033,359
Deposits on land use rights	16,131,634	16,136,415
Intangible assets, net	23,713,295	23,561,951
Goodwill	1,923,789	1,922,053
Deferred financing costs	169,943	438,926
Total assets	$593,930,296	$626,529,360

LIABILITIES
Accounts payable	$61,863,875	$75,845,987
Advances from customers	38,654,619	35,172,506
Accrued expenses	23,709,953	21,842,922
Income taxes payable	23,238,664	24,280,260
Other taxes payable	10,920,606	9,318,119
Other payables	14,340,659	11,692,913
Loans from employees	30,258,726	29,819,381
Loans payable	266,184,928	293,660,575
Deferred tax liability	14,121,278	14,395,327
Total liabilities	483,293,308	516,027,990

SHAREHOLDERS’ EQUITY
Common stock: $0.001 par value, authorized 20,000,000 shares;
Issued 6,960,145 and 6,960,145, respectively	6,960	6,960
Additional paid in capital	52,511,350	52,511,350
Statutory reserves	11,700,198	11,700,198
Retained earnings	23,568,139	24,046,686
Accumulated other comprehensive income	22,850,341	22,236,176
Total shareholders’ equity	110,636,988	110,501,370

Total liabilities and shareholders’ equity	$593,930,296	$626,529,360

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Loss

For The Three Months Ended March 31, 2015 and 2014

	3 Months March 31, 2015	3 Months March 31, 2014
REVENUES
Real estate sales	$20,674,496	$15,806,784
Other income	3,147,781	6,235,627
Total revenues	23,822,277	22,042,411

COST OF SALES
Cost of real estate sales	18,224,596	12,716,886
Cost of other revenue	1,732,632	4,009,457
Total cost of revenues	19,957,228	16,726,343

Gross margin	3,865,049	5,316,068

OPERATING EXPENSES
Selling, general, and administrative expenses	3,249,989	3,989,482
Stock-based compensation	-	132,840
Other expenses	6,204	3,907
Financing expense	1,072,822	1,394,530
Total operating expenses	4,329,015	5,520,759

Loss from disposal of property and equipment	-	563,710

Loss Income before provision for income taxes	(463,966)	(768,401)

Provision for income taxes	25,720	17,036
Recovery of deferred taxes	(11,139)	(11,384)
Provision for income taxes	14,581	5,652

NET LOSS	$(478,547)	$(774,053)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	6,960,145	6,903,632

Diluted	6,960,145	6,903,632

NET LOSS PER SHARE
Basic	$(0.07)	$(0.11)

Diluted	$(0.07)	$(0.11)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

For The Three Months Ended March 31, 2015 and 2014

	3 Months March 31, 2015	3 Months March 31, 2014

NET LOSS	$(478,547)	$(774,053)

OTHER COMPREHENSIVE INCOME
Gain (loss) in foreign exchange	614,165	(6,511,663)

COMPREHENSIVE INCOME (LOSS)	$135,618	$(7,285,716)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For The Three Months Ended March 31, 2015 and 2014

	March 31, 2015	March 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(478,547)	$(774,053)
Adjustments to reconcile net (LOSS) income to cash provided by (used in) operating activities:
Depreciation	633,935	591,907
Stock-based compensation	-	132,840
Loss on disposal of property and equipment	-	563,710
Amortization of intangible assets	55,252	12,610,339
Recovery of deferred income taxes	(11,139)	(11,384)
(Increase) decrease in assets:
Accounts receivable	9,667,917	(876,377)
Other receivable , prepaid expense, and other assets	(937,971)	(1,735,046)
Real estate held for development or sale	(1,569,229)	(62,583,224)
Advances to suppliers	(332,197)	(443,760)
Deposit on land use right	19,243	30,665,151
Deferred finance costs	267,795	188,146
Increase (decrease) in liabilities:
Accounts payable	(13,967,221)	(15,956,843)
Advances from customers	3,429,857	5,956,860
Accrued expenses	1,837,402	(1,344,586)
Other payables	2,621,570	1,975,624
Income and other taxes payable	474,679	426,456
Net cash provided by (used in) operating activities	1,711,346	(30,614,240)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(140,072)	(382,635)
Net cash used in investing activities	(140,072)	(382,635)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	696,255	2,871,458
Loans from external parties	16,452,807	24,648,464
Repayment on loans	(43,938,295)	(7,374,873)
Loans from employees, net	409,959	5,277,131
Purchase of treasury stock	-	(318,589)
Net cash (used in) provided by financing activities	(26,379,274)	25,103,591

DECREASE IN CASH	(24,808,000)	(5,893,284)

Effects on foreign currency exchange	(154,941)	(491,471)

CASH, beginning of period	33,223,127	21,320,071

CASH, end of period	$8,260,186	$14,935,316

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

As of March 31, 2015 and December 31, 2014

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive
	Shares	Par Value	Capital	Reserves	Earnings	Income	Totals
BALANCE, December 31, 2014	6,960,145	$6,960	$52,511,350	$11,700,198	$24,046,686	$22,236,176	$110,501,370
Net loss for the period	-	-	-	-	(478,547)	-	(478,547)
Foreign currency translation adjustment	-	-	-	-	-	614,165	614,165
BALANCE, March 31, 2015	6,960,145	$6,960	$52,511,350	$11,700,198	$23,568,139	$22,850,341	$110,636,988

The accompanying notes are an integral part of these interim condensed consolidated financial statements.